EX99.3
CERTIFICATE OF QUALIFIED PERSON
I, Jennifer Abols, B.Sc., P.Eng., as an author of this report entitled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada” prepared for Alamos Gold Inc. (“Alamos”) and with an effective date of August 2, 2023, do hereby certify that:
1.I am employed as Director, Projects for Alamos Gold Inc., located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3;
2.I received a Bachelor of Science in Extractive Metallurgy from Laurentian University (Ontario, Canada) in 1996;
3.I am a registered Professional Engineer in Ontario, Canada, (P. Eng. no 90481847). I have worked for mine operating companies and suppliers for more than 25 years since my graduation. I have worked mainly in operations, project development and execution for Placer Dome, Metso Minerals, Gekko Systems, Magma Metals, Lundin Mining and Alamos Gold Inc., with increasing levels of responsibilities;
4.I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43‑101;
5.I have been an employee of Alamos since June 2021;
6.I visited the Lynn Lake Project during 2021, 2022 and 2023 and most recently on July 11-13, 2023;
7.I am the author of Sections 13 and 17, and co-author of Sections 18, 21 and 26 of the NI 43‑101 report entitled “Feasibility Study Update NI 43-101 Technical Report for the Lynn Lake Project, Lynn Lake, Manitoba, Canada" with an effective date of August 2, 2023;
8.I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
9.I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
10.I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
11.I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 22nd day of August 2023

(Signed & Sealed) “Jennifer Abols”
(Original signed)
Jennifer Abols, B.Sc., P.Eng. (P.Eng., no 90481847)